WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 16, 2005

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Registrant’s name)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	_X_	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	_X_

Documents Included as Part of this Report

No.	Document

1.	Sungold Reports on the Progress of its Subsidiary SafeSpending Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: August 16, 2005	By:	/s/

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